Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Maguire Properties, Inc.:

We consent to the incorporation by reference in registration statements on Form S-8 (No. 333-162542, No. 333-147541 and No. 333-106622) of Maguire Properties, Inc. of our reports dated March 31, 2010, with respect to the consolidated balance sheets of Maguire Properties, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity/(deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K/A of Maguire Properties, Inc.

Our report dated March 31, 2010 refers to a change in the method of accounting for noncontrolling interests in 2009.

/s/ KPMG LLP
Los Angeles, California
April 30, 2010